Exhibit 99.1
Notification of Late Filing of Annual Report on Form 20-F and
Revisions to Unaudited Financial Information in Prior 6-K by The9 Limited
Shanghai, China — July 1, 2009. The9 Limited (NASDAQ: NCTY) (“The9“or the “Company”) filed a Form 12b-25, Notification of Late Filing, with the United States Securities and Exchange Commission today regarding the late filing of its annual report on Form 20-F for the year ended December 31, 2008.
On April 16, 2009, The9 announced that it had learned that Blizzard Entertainment’s World of Warcraft would be licensed to another China-based online game company following the expiration of the license agreement between Blizzard Entertainment and the Company on June 7, 2009. World of Warcraft accounts for a substantial majority of The9’s revenue. The Company is finalizing its financial reporting treatment and related disclosures resulting from the non-renewal as reflected in its financial statements as of and for the year ended December 31, 2008.
As a result of the non-renewal of the World of Warcraft license agreement, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of one of its games, the Company will record impairment and certain other charges in its financial statements for the year ended December 31, 2008. As a result of these charges, net income for the year ended December 31, 2008 presented in its annual report on Form 20-F is expected to be between 55% and 75% lower than net income for the same period presented in the Form 6-K filed by the Company on February 24, 2009. The Company intends to file the Form 20-F on or before July 15, 2009.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs and advanced casual game including Soul of The Ultimate Nation™ , Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley™ and Field of Honor. In addition, The9 is also developing various proprietary games, including Ming Jiang San Guo, Jiu Zhou Zhan Ji and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Fax: +86 (21) 5172-9903
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/